UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-09585

ABIOMED Retirement Savings Plan

(Full title of the Plan)

ABIOMED, Inc.

(Name of Issuer of the securities held pursuant to the Plan)

22 Cherry Hill Drive, Danvers, Massachusetts 01923

(Address of principal executive office)

ABIOMED RETIREMENT SAVINGS PLAN

_______

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

December 31, 2019 and 2018 and

For the Year Ended December 31, 2019

ABIOMED RETIREMENT SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2019 and 2018

_________

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee of
the ABIOMED Retirement Savings Plan and Plan Participants:

Opinion on the Financial Statements

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the ABIOMED Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for plan benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2014

Kingston, NH

June 16, 2020

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2019 and 2018

________

	2019	2018
Cash	$776,867	$1,556,506
Investments, at fair value:
Mutual funds	83,478,807	58,298,082
ABIOMED, Inc. Common Stock Fund	15,540,067	30,701,978
Common collective trust	1,849,614	1,913,844
Total investments	100,868,488	90,913,904
Receivables:
Participant notes receivable	1,240,737	1,008,777
Employer's match contributions	3,034,169	2,758,651
Other receivable	988	2,869
Total receivables	4,275,894	3,770,297
Net assets available for plan benefits	$105,921,249	$96,240,707

The accompanying notes are an integral part of the financial statements

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the year ended December 31, 2019

________

2019
Additions:
Participant contributions	$9,986,793
Rollover contributions	3,138,682
Employer contributions	3,034,169
Dividend and interest income	2,840,971
Total additions	19,000,615
Deductions:
Distributions to participants	8,239,511
Net loss in fair value of investments	965,789
Administrative fees	114,773
Total deductions	9,320,073
Net increase	9,680,542
Net assets available for plan benefits, beginning of year	96,240,707
Net assets available for plan benefits, end of year	$105,921,249

The accompanying notes are an integral part of the financial statements

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

Note 1.	Plan Description

The following description of the Abiomed Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by ABIOMED, Inc. (the “Company” or “Plan Administrator”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

ABIOMED, Inc. is the Plan Administrator and has assigned responsibility for the operation and administration of the Plan to the Corporate Retirement Committee (the “Committee”) members of which are formally appointed by the Company’s Chief Executive Officer. Fidelity Management Trust Company (“Fidelity”) is the trustee and record keeper for the Plan.

Eligibility

The Plan allows substantially all U.S. Company employees age twenty or older to participate in the Plan. Employees become eligible to participate in the Plan beginning on the date of hire.

Participant Contributions

The Plan permits participants to defer annually up to 100% of eligible compensation provided their total annual elective deferral does not exceed Internal Revenue Code (“IRC”) limitations ($19,000 for the 2019 Plan year). The Plan allows for after-tax Roth contributions in addition to pre-tax contributions. Participants who are age 50 or older and are making deferral contributions to the plan are also eligible to make an additional catch-up contribution of up to $6,000 during the Plan year. Newly hired employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible compensation beginning with the first pay period occurring 30 days after the employee's participation date. The participant may elect to cease or change the amount of these contributions at any time. The amount of deferred compensation is treated as a salary reduction and is not subject to income tax until withdrawn from the Plan. Participants may also contribute amounts (rollover contributions) representing distributions from other qualified retirement plans.

Employer Contributions

All employer contributions are subject to certain limitations. To be a qualified participant eligible to receive employer matching or profit sharing contributions for a plan year, an employee must be credited with at least 501 hours of service in the Plan year and be an employee on the last day of the Plan year, or retire, die, or become disabled during the Plan year.

The Company provides a matching contribution at a rate of 50% of first 6% of salary contributed by the participant during the Plan year. For employees earning under $50,000 in employment income in the Plan year, the Company will continue to match 50% for the first $3,000 of salary contributed by a participant in the Plan year with a maximum employer contribution of $1,500 per Plan year for these employees. The Company incurred $3,034,169 in employer contributions during the year ended December 31, 2019. Additional profit sharing contributions may be made at the discretion of the Company's Board of Directors. There were no additional profit sharing contributions made during the year ended December 31, 2019.

Forfeitures

When certain terminations of participation in the Plan occur, the non-vested portion of a participant’s profit sharing account represents a forfeiture, as defined by the Plan. Forfeitures may be reallocated to participants as an additional profit sharing or used to pay Plan administrative expenses. During the year ended December 31, 2019, $4,107 of forfeitures were reallocated to plan participants. Total unapplied forfeitures were $2,812 and $4,052 at December 31, 2019 and 2018, respectively.

Unallocated Assets

The Plan holds assets in an unallocated revenue credit account which receives contributions as a result of a revenue sharing agreement

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

with Fidelity Management Trust Company. During the year ended December 31, 2019, no contributions to the account were made. Funds in the account are used to pay qualified plan expenses including investment management fees, trustee fees, audit fees, and legal fees. During the year ended December 31, 2019, no funds from this account were used to pay Plan expenses. Unallocated assets were $13,214 and $12,975 at December 31, 2019 and 2018, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the participant’s allocation of the Company’s contributions, and the participant’s proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the Plan document.

Vesting

Participants are immediately vested in 1) their contributions, including rollover contributions from another employer’s qualified retirement plan, 2) employer matching contributions, and 3) actual earnings from any of these contributions. Vesting in the Company's discretionary profit sharing contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service as shown below.

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Distribution of Benefits

On termination of service due to retirement, disability, death, or other separation of service, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or a series of cash payments in substantially equal installments over a period of time as provided in the Plan document.

Participants may make an in-service withdrawal of their vested account balance at age 59 ½ or upon demonstration of a hardship. A hardship withdrawal from a participant’s account may be permitted while a participant is still actively employed if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant

Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate. All hardship withdrawal requests are subject to approval of the Plan Administrator.

A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions, is allowed for any reason upon request while the participant is still actively employed.

Participant Notes Receivable

Participants may borrow from their fund accounts a maximum principal amount of $50,000 or 50% of their vested balances, whichever is less. The minimum principal amount of any loan is $1,000. Loans must be repaid over a period of no more than five years, unless used to acquire a principal residence, in which case the maximum repayment period is ten years. In general, participants are limited to one loan from their vested account balance. Participants borrowing from their vested account balances are required to sign promissory notes pledging up to half the value of their vested account balances. These notes bear interest at a fixed rate determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions each pay period. Participant loans are accounted for separately within the participant’s account.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. As of December 31, 2019, and 2018, the balance in participant loans outstanding was $1,240,737 and $1,008,777, respectively. These loans are shown as participant notes receivable in the Statements of Net Assets Available for Plan Benefits.

Note 2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Expenses for participant loans are paid by the Plan by reducing balances of those participants initiating the transaction. Participant fees and advisor fees are paid by the Plan and all other expenses are paid by the Company at its discretion.

Risks and Uncertainties

The Plan provides investment options which may invest in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. In addition, there was a concentration in the ABIOMED, Inc. Common Stock Fund which represented 15% and 34% of the Plan’s investments at December 31, 2019 and 2018, respectively. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Note 3.	Fair Value Measurements

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology are unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds - Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

ABIOMED, Inc. Common Stock Fund - Valued based on the closing price reported on the active market on which the individual securities are traded.

Common collective trust - Valued at net asset value of units of a collective trust.  The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value.  The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2019
Description	Total	Level 1	Level 2	Level 3
Investments measured at fair value subject to fair value leveling:
Mutual funds	$83,478,807	$83,478,807	$-	$-
ABIOMED, Inc. Common Stock Fund	15,540,067	15,540,067	-	-
Total investments in the fair value hierarchy	99,018,874	$99,018,874	$-	$-
Investments measured at NAV (1):
Common collective trust	1,849,614
Total investments measured at fair value	$100,868,488

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

	2018
Description	Total	Level 1	Level 2	Level 3
Investments measured at fair value subject to fair value leveling:
Mutual funds	$58,298,082	$58,298,082	$-	$-
ABIOMED, Inc. Common Stock Fund	30,701,978	30,701,978	-	-
Total investments in the fair value hierarchy	89,000,060	$89,000,060	$-	$-
Investments measured at NAV (1):
Common collective trust	1,913,844
Total investments measured at fair value	$90,913,904

(1)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for plan benefits.

The common collective trust held by the Plan requires twelve months’ notice for a complete liquidation, however the trustee, at their discretion, may waive the twelve-month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.

Note 4.	Tax Status

The Plan has adopted the volume submitter profit sharing plan document of Fidelity. The volume submitter sponsor received a favorable opinion letter dated March 31, 2014 in which the Internal Revenue Service stated that the form of the volume submitter plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). Management has noted certain issues with regard to eligibility determination for a small subset of employees that it was addressed with the necessary corrective actions in order to preserve the qualified status of the Plan. The IRS has informed the Company by a letter dated November 25, 2019 its agreement with the corrective methods and the revised administrative procedures taken by the Plan. The Plan Administrator believes that the Plan is designed and have operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.

Note 5.	Parties-In-Interest

A party-in-interest is defined under Section 3(14) of the Employee Retirement Income Security Act (“ERISA”) to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

Fidelity manages a number of mutual funds available to Plan participants. Fidelity is the trustee as defined by the Plan and, therefore, transactions with any of the Fidelity Advisor mutual funds also qualify as party-in-interest transactions. The ABIOMED Common Stock Index Fund is an indexed fund that values its fund units based on changes in the stock price of Abiomed, Inc., the Plan sponsor. As of December 31, 2019 and 2018, there was $15,540,067 and $30,701,978 in the ABIOMED Common Stock Index Fund in the Plan’s assets, respectively. During the year ended December 31, 2019, the ABIOMED Common Stock Index Fund included in the Plan’s assets depreciated by $14,176,114. Fees paid for trustee and administrative services amounted to $114,773 for the year ended December 31, 2019.

Note 6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

________

Note 7.	Subsequent Events

The Company has evaluated subsequent events through the date of this filing.

The Plan is subject to risks and uncertainties as a result of the COVID-19 pandemic. The extent of the impact of the COVID-19 pandemic on the values investments held by the Plan is highly uncertain and difficult to predict, as the response to the pandemic is developing and information is rapidly evolving.

ABIOMED RETIREMENT SAVINGS PLAN EIN: 04-2743260 Plan Number: 001 SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2019

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c ) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Fidelity Advisor Stable Value Portfolio Fund	Common collective trust	**	$1,849,614
*	Fidelity 500 Index	Mutual Fund	**	12,311,122
	Black Rock LP IDX 2045	Mutual Fund	**	7,166,951
	Black Rock LP IDX 2030	Mutual Fund	**	7,084,478
	Black Rock LP IDX 2040	Mutual Fund	**	6,873,308
	Black Rock LP IDX 2035	Mutual Fund	**	5,408,024
*	Fidelity US Bond Index	Mutual Fund	**	5,066,715
	JP Morgan US Equity Select Fund	Mutual Fund	**	4,755,220
	T Rowe Price Midcap Growth	Mutual Fund	**	4,340,399
	Black Rock LP IDX 2050	Mutual Fund	**	3,881,812
*	Fidelity Midcap Index	Mutual Fund	**	3,708,483
*	Fidelity Advisor Technology Fund	Mutual Fund	**	3,482,481
	Black Rock LP IDX 2025	Mutual Fund	**	3,394,468
	Janus Henderson Triton N	Mutual Fund	**	3,178,804
	Black Rock LP IDX RTMT	Mutual Fund	**	2,580,995
	Black Rock LP IDX 2055	Mutual Fund	**	2,500,905
	T Rowe Price Overseas Stock	Mutual Fund	**	2,077,674
*	Fidelity International Index	Mutual Fund	**	1,905,275
*	Fidelity Govt Money Market Fund	Mutual Fund	**	1,722,886
*	Fidelity Small Cap Index	Mutual Fund	**	1,093,482
	Black Rock LP IDX 2060	Mutual Fund	**	756,588
	Goldman Sachs Small Cap Value Fund	Mutual Fund	**	125,482
	JPM Intrepid Midcap	Mutual Fund	**	63,255
	Total mutual funds			83,478,807
*	ABIOMED, Inc. Common Stock Fund	Common Stock Fund	**	15,540,067
	Total investments on statement of net assets available for plan benefits			100,868,488
	Interest bearing cash			776,867
	Participant loans	Participant Loans 5.25% to 7.50%		1,240,737
	Total investments on the Form 5500			$102,886,092

	*Represents a party-in-interest to the Plan.
	**Cost omitted for participant directed investments.

SIGNATURE

The Plan pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABIOMED

RETIREMENT SAVINGS PLAN

Date: June 16, 2020	By:	/s/ Ian McLeod

Ian McLeod
Vice President and
Corporate Controller